CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$616,660.00	$24.23

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated November 24, 2008 (To the Prospectus dated August 27, 2008 and the Prospectus Supplement dated August 27, 2008) Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

100% Principal Protection Notes Linked to a Basket of Currencies

Strategic Alternatives to Fixed Income Investing

Barclays Bank PLC $616,660.00 Notes Linked to a Basket of Currencies due November 30, 2010

Investment Description

These 100% Principal Protection Notes linked to a Basket of Currencies (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns if the performance of a basket of currencies (the “Basket”) relative to the U.S. dollar (USD) is positive. The Basket consists of the Brazilian real (BRL), the Russian ruble (RUB), the Indian rupee (INR) and the Chinese yuan (CNY) (the “Basket Currencies”).

Principal protection applies only at maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer.

Features

❑	Growth Potential — Possibility of enhanced returns linked to the appreciation of the Basket relative to the U.S. dollar.

❑	Principal Protection — 100% principal protection if the Notes are held to maturity and is subject to the creditworthiness of the Issuer.

❑	Currency Exposure — Exposure to the Brazilian real, Russian ruble, Indian rupee and Chinese yuan relative to the U.S. dollar.

❑	Participation Rate — 185%

Key Dates

Trade Date	November 24, 2008

Settlement Date	November 28, 2008

Final Valuation Date[1]	November 23, 2010

Maturity Date	November 30, 2010

[1]

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

Security Offering

We are offering 100% Principal Protection Notes Linked to a Basket of Currencies (the “Notes”). The Notes are not subject to a stated maximum gain and, accordingly, any return at maturity will be determined by the performance of the Basket Currencies relative to the U.S. dollar. On the Final Valuation Date, if the Basket Return, which is linked to the appreciation of the Basket Currencies versus the U.S. dollar, is greater than zero, you will receive a single payment at maturity equal to the principal amount of the Notes plus an Additional Amount equal to the principal amount of the Notes multiplied by the product of 185% (the “Participation Rate”) and the appreciation of the Basket (that is, the amount by which the Basket Return is greater than zero). If the Basket Return on the Final Valuation Date is below or equal to zero, then you will receive at maturity only the principal amount of the Notes with no additional return. The Notes are offered at a minimum investment of $1,000. The Notes do not bear interest and are 100% principal protected if held to maturity.

Basket Currencies	Basket Currency Weightings	Participation Rate	CUSIP/ISIN
BRL, RUB, INR, CNY	BRL – 25% RUB – 25% INR – 25% CNY – 25%	185%	06740C568 / US06740C5682

See “Additional Information about Barclays Bank PLC and the Notes” on page PS-2 of this pricing supplement. The Notes will have the terms specified in the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008 and this pricing supplement. See “Key Risks” on page PS-4 of this pricing supplement and “Risk Factors” beginning on page S-3 of prospectus supplement for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Underwriting Discount	Proceeds to Barclays Bank PLC
Per Security	$10.00	$0.20	$9.80
Total	$616,660.00	$12,333.20	$604,326.80

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Securities, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

♦	Prospectus supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Notes” refers to the 100% Principal Protection Notes linked to the Performance of a Basket of Currencies that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan relative to the U.S. dollar;

♦	You believe that the Basket Currencies will appreciate relative to the U.S. dollar;

♦	You seek an investment that offers 100% principal protection when held to maturity;

♦	You are willing to invest in the Notes based on the Participation Rate.

♦	You are willing and able to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes; and

♦	You do not seek current income from this investment.

♦	You are comfortable with the creditworthiness of Barclays Bank PLC, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You do not seek an investment with exposure to the Brazilian real, Russian ruble, Indian rupee and Chinese yuan relative to the U.S. dollar;

♦	You believe that the Basket Currencies will not appreciate, or will decline, relative to the U.S. dollar;

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings;

♦	You are unwilling or unable to hold the Notes to maturity;

♦	You are not willing or are unable to assume the credit risk associated with Barclays Bank PLC, as Issuer of the Notes.

♦	You seek an investment for which there will be an active secondary market; or

♦	You seek current income from your investments.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 8 of this pricing supplement and “Risk Factors” beginning on page S-3 of prospectus supplement for risks related to investing in the Notes.

Final Terms[1]

Issuer:	Barclays Bank PLC (Rated: AA/Aa1)[2]
Issue Size:	$616,660.00
Issue Price:	$10 per Security (subject to a minimum purchase of 100 Notes)
Term:	2 years
Basket:[3]	The Brazilian real (BRL), the Russian ruble (RUB), the Indian rupee (INR) and the Chinese yuan (CNY) (each a “Basket Currency” and collectively the “Basket Currencies”).
Basket Currency Weighting:	For each Basket Currency as set forth below: USDBRL Spot Rate 25% USDRUB Spot Rate 25% USDINR Spot Rate 25% USDCNY Spot Rate 25%
Participation Rate:	185%.
Principal Protection:	100% if held to maturity and is subject to the creditworthiness of the Issuer.
Payment at Maturity:	At maturity, you will receive a cash payment of $10 for each Security plus the Additional Amount, which may be zero.
Additional Amount:	An amount per Security equal to the greater of (a) zero and (b) $10 x Basket Return x Participation Rate
Basket Return:	A percentage equal to: Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level:	Set equal to 100 on the Trade Date
Basket Ending Level:	The Basket closing level on the Final Valuation Date, equal to 100 x (1 + the sum of the Weighted Currency Returns)
Weighted Currency Return:	For each Basket Currency: Currency Return x Basket Currency Weighting
Currency Return:	For each Basket Currency: Initial Spot Rate – Final Spot Rate Initial Spot Rate
Initial Spot Rate:

For each Basket Currency, the spot rate for that Basket Currency relative to the U.S. dollar determined by the calculation agent as observed through trades through the Electronic Broking System, Reuters Dealing 3000 and various voice brokers at 4:00 p.m. New York City time on the Trade Date.

The Initial Spot Rates for the Basket Currencies are as follows:

USDBRL: 2.3150

USDRUB: 27.3325

USDINR: 49.4000

USDCNY: 6.8280

The Spot Rates are expressed as units of currency per U.S. dollar.

Final Spot Rate:	For each Basket Currency, the Spot Rate on the Final Valuation Date.
Spot Rate:	For each Basket Currency, the spot exchange rate for such currency relative to the U.S. dollar, as determined by the calculation agent by reference to the Spot Rate definitions set forth below under the section heading “Basket Currencies”.
Final Valuation Date:	November 23, 2010

Determining Payment at Maturity

You will receive the principal amount of your Notes at maturity.

[1]	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
[2]

The Securities are expected to carry the same rating as the Issuer’s Medium-Term Note Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Securities are linked) and (2) is not a recommendation to buy, sell or hold securities.

[3]

For a description of adjustments that may affect the Basket, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” in the prospectus supplement.

What are the tax consequences of the Notes?

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes will be treated for U.S. federal income tax purposes as contingent payment debt instruments. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

How will your Payment at Maturity be calculated?

Your Payment at Maturity will depend on the Basket Ending Level relative to the Basket Starting Level.

♦	If the Basket Ending Level is less than or equal to the Basket Starting Level of 100, you will receive $10 for each $10 principal amount of your Notes.

♦	If the Basket Ending Level is more than the Basket Starting Level, the following steps are necessary to calculate your Payment at Maturity:

Step 1: Calculate the Currency Return for each of the Basket Currencies.

The BRL Currency Return is the difference between the USDBRL Spot Rate on the Final Valuation Date (the “USDBRL Final Spot Rate”) relative to the USDBRL Initial Spot Rate, expressed as a percentage and calculated as follows:

BRL Currency Return =	USDBRL Initial Spot Rate – USDBRL Final Spot Rate
USDBRL Initial Spot Rate

An increase in the value of the Brazilian real relative to the U.S. dollar is expressed as a decrease in the USDBRL Spot Rate.

The RUB Currency Return is the difference between the USDRUB Spot Rate on the Final Valuation Date (the “USDRUB Final Spot Rate”) relative to the USDRUB Initial Spot Rate, expressed as a percentage and calculated as follows:

RUB Currency Return =	USDRUB Initial Spot Rate – USDRUB Final Spot Rate
USDRUB Initial Spot Rate

An increase in the value of the Russian ruble relative to the U.S. dollar is expressed as a decrease in the USDRUB Spot Rate.

The INR Currency Return is the difference between the USDINR Spot Rate on the Final Valuation Date (the “USDINR Final Spot Rate”) relative to the USDINR Initial Spot Rate, expressed as a percentage and calculated as follows:

INR Currency Return =	USDINR Initial Spot Rate – USDINR Final Spot Rate
USDINR Initial Spot Rate

An increase in the value of the Indian rupee relative to the U.S. dollar is expressed as a decrease in the USDINR Spot Rate.

The CNY Currency Return is the difference between the USDCNY Spot Rate on the Final Valuation Date (the “USDCNY Final Spot Rate”) relative to the USDCNY Initial Spot Rate, expressed as a percentage and calculated as follows:

CNY Currency Return =	USDCNY Initial Spot Rate – USDCNY Final Spot Rate
USDCNY Initial Spot Rate

An increase in the value of the Indian rupee relative to the U.S. dollar is expressed as a decrease in the USDCNY Spot Rate.

Step 2: Calculate the Basket Ending Level.

The Basket Ending Level will be calculated as follows:

100 x (1 + (25% x BRL Currency Return) + (25% x RUB Currency Return) + (25% x INR Currency Return) + (25% x CNY Currency Return)

Step 3: Calculate the Basket Return.

The Basket Return will be calculated as follows:

Basket Ending Level – Basket Starting Level
Basket Starting Level

Step 4: Calculate the Additional Amount.

The Additional Amount is an amount per Security equal to the greater of (a) zero and (b) $10 x Basket Return x Participation Rate.

Step 5: Calculate the Payment at Maturity.

Payment at Maturity per Security = $10 + the Additional Amount

Scenario Analysis and Hypothetical Examples

The following scenario analysis is based on the Participation Rate of 185% and hypothetical Basket Returns from -40% to +40%.

The following table and examples illustrate the hypothetical payment at maturity per $10 Security for a hypothetical range of Basket Returns and is based on the Participation Rate of 185%. The following results are based solely on the hypothetical example cited. Numbers in the table and examples have been rounded for ease of analysis.

Hypothetical Basket Return	Payment at Maturity	Percentage Return
70.00%	$22.95	129.50%
60.00%	$21.10	111.00%
50.00%	$19.25	92.50%
40.00%	$17.40	74.00%
30.00%	$15.55	55.50%
20.00%	$13.70	37.00%
10.00%	$11.85	18.50%
5.00%	$10.93	9.25%
2.50%	$10.46	4.63%
0.00%	$10.00	0.00%
-5.0%	$10.00	0.00%
-10.0%	$10.00	0.00%
-20.0%	$10.00	0.00%
-30.0%	$10.00	0.00%
-40.0%	$10.00	0.00%
-50.0%	$10.00	0.00%
-60.0%	$10.00	0.00%
-70.0%	$10.00	0.00%
-80.0%	$10.00	0.00%
-90.0%	$10.00	0.00%
-100.0%	$10.00	0.00%

Hypothetical Examples:

The following payment examples for the Notes show scenarios for the Payment at Maturity of the Notes, illustrating positive and negative Basket Returns reflecting either correlated or offsetting appreciation and depreciation in the different Basket Currencies. The following examples are like the above, based on the Participation Rate of 185%, as well as the Initial Spot Rates and hypothetical Final Spot Rates (which will be determined on the Final Valuation Date), for the Basket Currencies, and the resulting Basket Return. The hypothetical Final Spot Rate values for the Basket Currencies have been chosen arbitrarily for the purpose of illustration only, and should not be taken as indicative of the future performance of any Basket Currency.

Example 1:

Each of the BRL, RUB, INR and CNY appreciates relative to the USD, resulting in a Basket Ending Level of 110 and a Basket Return of 10.00%. With the Participation Rate, the Additional Amount will be $1.85, and therefore, payment at maturity will equal $11.85 per $10 Security.

Because the Basket Return is 10%, which is greater than zero, the Additional Amount is equal to $1.85, and the payment at maturity is equal to $11.85 per $10 Security (a return of 18.50% per $10 Security), calculated as follows:

$10 + ($10 x 10% x 185%) = $11.85

The table below illustrates how the Basket Ending Level in the above example was calculated:

Basket Currency	Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Basket Currency Weighting	Weighted Currency Return
BRL	2.3150	2.0372	12.00%	25%	3.00%
RUB	27.3325	24.8726	9.00%	25%	2.25%
INR	49.4000	45.4480	8.00%	25%	2.00%
CNY	6.8280	6.0769	11.00%	25%	2.75%
			Sum of weighted Currency Returns =		10.00%
Basket Ending Level = 100 (1 + Sum of weighted Currency Returns) =					110

Example 2:

Each of the BRL, RUB, INR and CNY depreciates relative to the USD, resulting in a Basket Ending Level 90, a Basket Return of 0%, and, therefore, a payment at maturity of $10 per $10 Security (zero return).

Because the Basket Return is 0%, the Additional Amount is equal to $0, and the payment at maturity is equal to $10 per $10 Security (a return of 0% per $10 Security), calculated as follows:

$10 + ($10 x 0% x 185%) = $10

The table below illustrates how the Basket Ending Level in the above example was calculated:

Basket Currency	Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Basket Currency Weighting	Weighted Currency Return
BRL	2.3150	2.5465	-10.00%	25%	-2.50%
RUB	27.3325	30.6214	-12.00%	25%	-3.00%
INR	49.4000	54.3400	-10.00%	25%	-2.50%
CNY	6.8280	7.3742	-8.00%	25%	-2.00%
			Sum of weighted Currency Returns =		-10.00%
Basket Ending Level = 100 (1 + Sum of weighted Currency Returns) =					90

*	For an initial investment of $1,000, your Payment at Maturity should be multiplied by 100.

Hypothetical Historical Basket Ending Level

The following chart shows the hypothetical Basket Ending Level at the end of each month in the period from the month ending November 30, 1998 through November 24, 2008 using a Basket Ending Level indexed to 100 on November 24, 2008 based upon Initial Spot Rates determined on that day. As of November 24, 2008, at approximately 4:00 p.m., the USDBRL Spot Rate was 2.3150, the USDRUB Spot Rate was 27.3325, the USDINR Spot Rate was 49.4000, and the USDCNY Spot Rate was 6.8280. The Basket Ending Level for any prior day was obtained by using the formula for the calculation of the Basket Ending Level described above. For purposes of the Notes and the determination of the Additional Amount (if any), the Basket Starting Level will be indexed to 100 on the Trade Date. The hypothetical historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Basket Level on any given day.

Past performance is not indicative of future performance.

Key Risks

♦

Market risk — The return on the Notes at maturity is linked to the performance of the Basket Currencies relative to the U.S. dollar, and will depend on whether, and the extent to which, the Basket Currencies appreciate against the U.S. dollar. The Basket Return will be based on the performance of each of the Basket Currencies versus the U.S. dollar during the term of the Notes. The value of the Basket will be affected by movements in the value of the Basket Currencies against the U.S. dollar.

♦	No interest payments — You will not receive interest payments on the Notes over the term of the Notes.

♦

Changes in the levels of the Basket Currencies may offset each other — The Notes are linked to a weighted Basket composed of the Basket Currencies. At a time when the level of one or more currencies in the Basket increases, the level of one or more currencies in the Basket may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the currencies in the Basket may be moderated, or offset, by lesser increases or declines in the level of one or more currencies in the Basket.

♦

There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any Notes exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. Certain affiliates of Barclays Bank PLC currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.

♦

Principal protection only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a significant discount and will not benefit of principal protection from any decline in the value of the Basket as expressed by changes in the Spot Rates for the Basket Currencies.

♦

Credit of Issuer — The Notes are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

♦

Owning the Notes is not the same as owning a foreign exchange contract on the Basket Currencies — The return on your Notes may not reflect the return you would realize if you actually purchased a foreign exchange contract on the Basket Currencies.

♦

The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the Final Valuation Date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the USDBRL Spot Rate, the USDRUB Spot Rate, the USDINR Spot Rate and the USDCNY Spot Rate on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

♦	supply and demand for the Notes, including inventory positions held by Barclays Capital Inc. or any other market;

♦	Brazilian real, Russian ruble, Indian rupee and Chinese yuan interest rates;

♦	the time remaining to the Final Valuation Date;

♦	the creditworthiness of Barclays Bank PLC; and

♦	volatility of the USDBRL Spot Rate, the USDRUB Spot Rate, the USDINR Spot Rate and the USDCNY Spot Rate.

♦

The USDBRL Spot Rate, the USDRUB Spot Rate, the USDINR Spot Rate and the USDCNY Spot Rate will be influenced by unpredictable factors which interrelate in complex ways — The USDBRL Spot Rate, the USDRUB Spot Rate, the USDINR Spot Rate and the USDCNY Spot Rate are a result of the supply of, and demand for, each currency. Changes in the foreign exchange rate may result from the interactions of many factors, including economic, financial, social and political conditions in Brazil, Russia, India, China and the United States. These conditions include, for example, the overall growth and performance of the economies of Brazil, Russia, India, China and the United States, the relative strength of, and confidence in, the U.S. dollar, the trade and current account balance between the United States, Brazil, Russia, India and China, market interventions by the Federal Reserve Board or the respective central banks of Brazil, Russia, India and China, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in the U.S., Brazil, Russia, India and China, the stability of the government of the United States and the governments of Brazil, Russia, India and China and their respective banking systems, the structure of and confidence in the global monetary system, wars in which the United States, Brazil, Russia, India and China are directly or indirectly involved or that occur anywhere in the world, major natural disasters in the United States, Brazil, Russia, India and China, and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events.

♦

Certain relevant information relating to Brazil, Russia, India and China may not be as well known or as rapidly or thoroughly reported in the United States as comparable to United States developments — Prospective purchasers of the Notes should be aware of the possible lack of availability of important information that can affect the value of the Basket Currencies and must be prepared to make special efforts to obtain such information on a timely basis. It is not possible to predict the aggregate effect of all or any combination of these factors. Your Notes are likely to trade differently from the market price of the Basket Currencies, and changes in the market price of the Basket Currencies are not likely to result in comparable changes in the market value of your Notes.

♦

The liquidity, trading value and amounts payable under the Notes could be affected by the actions of the governments of Brazil, Russia, India, China and the United States — Exchange rates of most economically developed nations, including the United States, are “floating,” meaning they are permitted to fluctuate in value relative to the U.S. dollar. However, governments of other nations, from time to time, do not allow their currencies to float freely in response to economic forces. Governments, including those of Brazil, Russia, India and China, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing a Security linked to these currencies is that their liquidity, trading value and amounts payable could be affected by the actions of such sovereign governments, which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of a Security in the event that exchange rates should become fixed, or in the event of the issuance of a replacement currency or in the event of other developments affecting such currencies and the U.S. dollar or any other currency.

♦

Emerging markets risk — The possibility exists of significant changes in rates of exchange between a non-emerging market currency and an emerging market currency or between emerging market currencies and the possibility of the imposition or modification of exchange controls by either the U.S. or a foreign government. Such risks generally depend on economic and political events over which we have no control and such risks may be more pronounced in connection with emerging market currencies. Governments in emerging market countries have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a currency at the time of payment. Fluctuations in spot exchange rates that have occurred in the past, are not necessarily indicative of fluctuations that can occur during the term of this investment. The volatility inherent in emerging market currency transactions could significantly affect the overall return on your investment. Emerging market currencies include the Brazilian real, the Russian ruble, the Indian rupee and the Chinese yuan.

♦

There are particular risks in Notes indexed to the value of the Brazilian real — The modern real, introduced in 1994, was initially pegged to the USD, but the Brazilian government intervenes when it deems necessary to preserve stability. The real initially appreciated against the USD for a couple of years, after which a period of depreciation commenced terminating in 1999 with a Brazilian currency crises. At that point an inflation-targeting policy was instituted, creating higher interest rates, and with frequent central bank interventions in the foreign exchange market.

In late 2002, Brazilian financial markets uncertain of the Brazilian presidential elections and fearful of a default, created another currency crisis and increased inflation substantially. Since it became clear that the government would continue similar economic policies, the real has gradually strengthened against the dollar. However, in recent months, Brazilian markets have been negatively impacted by a global economic slowdown, with significant declines in the value of the Brazilian real.

♦

There are particular risks in Notes indexed to the value of the Russian ruble — At various times since the dissolution of the Soviet Union, the Russian economy has experienced significant problems, including among others declines in gross domestic product, hyperinflation, an unstable currency, high levels of public sector debt, capital flight and significant increases in unemployment. In August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. This led to deterioration in the value of the ruble, a sharp increase in the rate of inflation, a near collapse of the banking system and a lack of access for Russian issuers to international capital markets. Since the 1998 crisis the Russian economy has experienced positive trends, including a more stable ruble, reduced inflation levels and positive capital and current account balances resulting in part from rising world prices of crude oil, gas and other commodities that Russia exports. This has been demonstrated by the August 21, 2006 press announcement that Russia has finished paying off its USD 22.5 billion Soviet-era debt to the Paris Club of international sovereign creditors ahead of schedule. Nevertheless, there can be no assurance that this positive situation will continue. In February 2006, the Central Bank of Russia announced that the Russian ruble would be targeted against a new weighted currency basket consisting of the euro and the U.S. dollar to decouple the Russian ruble from the U.S. dollar. Under changes in the regulations of the Central Bank of Russia, convertibility of the ruble was liberalized as of July 1, 2006. One cannot predict what impact this development will have on exchange rates between the ruble and the U.S. dollar and other currencies, particularly given the limited development of the foreign currency market in Russia. Certain existing currency regulations continued in effect until January 1, 2007 and others have not been repealed, such as the general prohibition on foreign currency operations between Russian companies (other than authorized banks) and a requirement on Russian companies, subject to certain exceptions, to repatriate export-related earnings. Furthermore, it is possible, particularly during this transition period, that the Central Bank of Russia may be more likely than central banks in more developed economies to use the various tools at the disposal of a central bank, including those referred to above, to intervene in the foreign exchange markets for the ruble or take other regulatory action that could impact the value of the ruble. In addition to the risks more directly related to the Russian economy and the policies of the Russian government, financial problems in, or an increase in perceived risk associated with, other emerging markets could impair confidence in the Russian economy and adversely affect the value of the ruble in relation to the U.S. dollar and any other underlying currencies.

♦

There are particular risks in Notes indexed to the value of the Indian rupee — The Indian government has pursued policies of economic liberalization and deregulation, but the government’s role in the economy has remained significant. The Indian government allows the exchange rate to float freely, without a fixed target or band, but may intervene when it deems necessary to preserve stability. It also has the ability to restrict the conversion of rupees into foreign currencies, and, under certain circumstances, if you seek to convert rupees into foreign currency you must obtain the approval of the Reserve Bank of India. If the Indian government prevents the Indian rupee from floating freely in order to preserve stability, or if the Indian government, with the approval of the Reserve Bank of India, restricts the conversion of rupees into foreign currencies, the exchange rate of the Indian rupee relative to the U.S. dollar may be adversely impacted.

♦

There are particular risks in Notes linked to the value of the Chinese yuan. In 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese yuan exchange rate would no longer be pegged to the U.S. dollar and would float within managed bands, which are reset daily. After the closing of the market on each business day, the People’s Bank of China announces the closing price of a foreign currency, such as the U.S. dollar, traded against the Chinese yuan in the interbank foreign exchange market. This closing price then becomes the central point of the managed trading band for that currency for the following business day. Despite the recent change in its exchange rate regime, the Chinese government continues to manage the valuation of the Chinese yuan, and further changes in the Chinese government’s management of the Chinese yuan may impact the exchange rate for the Chinese yuan relative to the U.S. dollar.

♦

Legal and regulatory risks — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket and, consequently, on the value of the Notes.

♦

Currency markets may be volatile — Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The liquidity, trading value and amount payable under the Notes could be affected by action of the governments of Brazil, Russia, India, China and the United States. These factors may affect the values of the component currencies reflected in the Basket and the value of your Notes in varying ways, and different factors may cause the values of the underlying currencies, as well as the volatility of their prices, to move in inconsistent directions at inconsistent rates.

♦

The Notes are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

♦

The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Bank PLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Barclays Bank PLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

♦

Historical performance of the USDBRL Spot Rate, the USDRUB Spot Rate, the USDINR and the USDCNY Spot Rate should not be taken as an indication of the future performance of the Basket Currencies during the term of the Notes — It is impossible to predict whether any of the USDBRL Spot Rate, the USDRUB Spot Rate, the USDINR Spot Rate or the USDCNY Spot Rate will rise or fall. The USDBRL Spot Rate, the USDRUB Spot Rate, the USDINR Spot Rate or the USDCNY Spot Rate will be influenced by complex and interrelated political, economic, financial and other factors.

♦

Trading and other transactions by Barclays Bank PLC or its affiliates in the foreign exchange and currency derivative markets may impair the value of the Notes — We or one or more of our affiliates may hedge our foreign currency exposure from the Notes by entering into foreign exchange and currency derivative transactions, such as options or futures on exchange-traded funds. Our trading and hedging activities may affect the USDBRL Spot Rate, the USDRUB Spot Rate, the USDINR Spot Rate or the USDCNY Spot Rate and make it less likely that you will receive a return on your investment in the Notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or our affiliates may also engage in trading in instruments linked to the USDBRL Spot Rate, the USDRUB Spot Rate, the USDINR Spot Rate or the USDCNY Spot Rate on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Barclays Bank PLC or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the USDBRL Spot Rate, the USDRUB Spot Rate, the USDINR Spot Rate or the USDCNY Spot Rate. By introducing competing products into the marketplace in this manner, Barclays Bank PLC or its affiliates could adversely affect the market value of the Notes.

♦

There are potential conflicts of interest between you and the calculation agent — Barclays Bank PLC will serve as the calculation agent. The calculation agent will, among other things, decide the amount paid out to you on the Notes at maturity. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Basket Currencies has occurred or is continuing on a day when the calculation agent will determine the Basket Ending Level for a particular Basket Currency. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes and your payment at maturity, the calculation agent may have a conflict of interest if it needs to make any such decision.

♦

The business activities of Barclays Bank PLC or its affiliates may create conflicts of interest — We and our affiliates expect to engage in trading activities related to the Brazilian real, Russian ruble, Indian rupee and Chinese yuan that are not for the account of holders of Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests of Barclays Bank PLC and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management.

♦

Potentially inconsistent research, opinions or recommendations by Barclays, UBS Financial Services Inc. or their respective affiliates — Barclays, UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Barclays, UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Notes and the currencies.

♦

You must rely on your own evaluation of the merits of an investment linked to the Basket Currencies — In the ordinary course of business, Barclays, UBS Financial Services Inc. or one or more of their respective affiliates from time to time expresses views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in currency exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from views of Barclays, UBS Financial Services Inc. or those of their respective affiliates. In connection with your purchase of the Notes, you should investigate the currency exchange markets and not rely on views which may be expressed by Barclays, UBS Financial Services Inc. or those of their respective affiliates in the ordinary course of business with respect to future currency exchange rate.

♦

Even though the Brazilian real, the Russian ruble, the Indian rupee, the Chinese yuan and the U.S. dollar are traded around-the-clock, if a secondary market develops, the Notes may trade only during regular trading hours in the United States — The spot market for the Brazilian real, the Russian ruble, the Indian rupee, the Chinese yuan and the U.S. dollar is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the Brazilian real, the Russian ruble, the Indian rupee, the Chinese yuan and the U.S. dollar are traded. To the extent that U.S. markets are closed while the markets for the Brazilian real, the Russian ruble, the Indian rupee, the Chinese yuan and the U.S. dollar remain open, significant price and rate movements may take place in such markets that will not be reflected immediately in the price of the Notes on such exchange.

♦

The payment formula for the Notes will not take into account all developments in the Basket Currencies — Changes in the Basket Currencies during the term of the Notes before the Final Valuation Date may not be reflected in the calculation of payment at maturity. Generally, the calculation agent will calculate the payment at maturity by comparing only the Basket Starting Level on the Trade Date and the Basket Ending Level on the Final Valuation Date. No other levels will be taken into account. As a result, the Basket Return may be less than zero even if the Basket Currencies have moved favorably at certain times during the term of the Notes before moving to an unfavorable level relative to the Basket Starting Level on the Final Valuation Date.

♦

The calculation agent can postpone the determination of the Basket Ending Level and the Maturity Date, if a market disruption event occurs on the Final Valuation Date — If the calculation agent determines that a market disruption event has occurred or is continuing with respect to a Basket Currency on the Final Valuation Date, the Final Valuation Date for that Basket Currency will be postponed until the first business day on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than five business days. If the calculation agent determines that a market disruption event occurs or is continuing on the fifth business day, the calculation agent will make an estimate of the Spot Rate for such Basket Currency that would have prevailed on that fifth business day in the absence of the market disruption event.

The Basket Currencies

The Brazilian real (plural: reais) is the official currency of the Federal Republic of Brazil. The USDBRL exchange rate is a foreign exchange spot rate that measures the relative value of the two currencies, the Brazilian real and the U.S. dollar. The figure is equal to the number of Brazilian reais that can be exchanged for one U.S. dollar. The USDBRL exchange rate decreases when the Brazilian real appreciates relative to the U.S. dollar and increases when the Brazilian real depreciates relative to the U.S. dollar. The Spot Rate for the Brazilian real on each date of calculation will be the Brazilian real per U.S. dollar fixing rate, for settlement in two business days reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 ( “Cotacoes para Contabilidade” or Rates for Accounting Purposes), which appears on Reuters Screen BRFR Page under the caption “Dolar PTAX” at approximately 6:30 pm Sao Paolo time on such date of calculation.

The Russian ruble is the official currency of Russia. The USDRUB exchange rate is a foreign exchange spot rate that measures the relative value of the two currencies, the Russian ruble and the U.S. dollar. The figure is equal to the number of Russian ruble that can be exchanged for one U.S. dollar. The USDRUB exchange rate decreases when the Russian ruble appreciates relative to the U.S. dollar and increases when the Russian ruble depreciates relative to the U.S. dollar. The Spot Rate for the Russian ruble on each date of calculation will be the Russian ruble per U.S. dollar fixing rate, for settlement in one business day, calculated by the Chicago Mercantile Exchange (“CME”) and as published on CME’s website, which appears on the Reuters Screen EMTA Page, at approximately 1:30 p.m., Moscow time on such date of calculation.

The Indian rupee is the official currency of India. The USDINR exchange rate is a foreign exchange spot rate that measures the relative value of the two currencies, the Indian rupee and the U.S. dollar. The figure is equal to the number of Indian rupee that can be exchanged for one U.S. dollar. The USDINR exchange rate decreases when the Indian rupee appreciates relative to the U.S. dollar and increases when the Indian rupee depreciates relative to the U.S. dollar. The Spot Rate for the Indian rupee on each date of calculation will be the Indian rupee per U.S. dollar fixing rate, for settlement in two business days reported by the Reserve Bank of India which appears on the Reuters Screen RBIB Page at approximately 2:30 p.m., Mumbai time, or as soon thereafter as practicable, on such date of calculation.

The Chinese yuan is the official currency of the People’s Republic of China. The USDCNY exchange rate is a foreign exchange spot rate that measures the relative value of the two currencies, the Chinese yuan and the U.S. dollar. The figure is equal to the number of Chinese yuan that can be exchanged for one U.S. dollar. The USDCNY exchange rate decreases when the Chinese yuan appreciates relative to the U.S. dollar and increases when the Chinese yuan depreciates relative to the U.S. dollar. The Spot Rate for the Chinese yuan on each date of calculation will be the Chinese yuan per U.S. dollar official fixing rate, expressed as the amount of Chinese yuan per one U.S. dollar, for settlement in two business days reported by The State Administration of Foreign Exchange of the People’s Republic of China, Beijing, which appears on the Reuters Screen SAEC Page opposite the symbol “USDCNY=“ at approximately 5:00 p.m., Beijing time on such date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Spot Rate for such Basket Currency shall be selected by the calculation agent in a commercially reasonable manner and in accordance with general market practice.

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and will contain the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sale of the Notes.